UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Dada Nexus Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there, including Deloitte Touche Tohmatsu Certified Public Accountants LLP, until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Dada Nexus Limited is a company controlled by JD Group, which beneficially owned (determined in accordance with the SEC rules) 53.0% of the Company’s outstanding ordinary shares as of March 31, 2023.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of March 31, 2023, other than JD Group Entities and Walmart Entities. Below is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 25, 2023 regarding the beneficial ownership of JD Group Entities and Walmart Entities:

•	JD Group Entities are referred to JD Sunflower Investment Limited, Windcreek Limited, JD.com Investment Limited and JD.com, Inc. JD Sunflower Investment Limited and Windcreek Limited are both British Virgin Islands companies wholly owned by JD.com Investment Limited, which is in turn wholly owned by JD.com, Inc. JD.com, Inc. is a limited liability company incorporated in the Cayman Islands and is listed on the Nasdaq Global Select Market and Hong Kong Stock Exchange. JD Group beneficially owned 543,315,362 ordinary shares in the Company as of February 22, 2022 based on the information contained in the Schedule 13D jointly filed by JD.com, Inc. and others with the SEC on March 4, 2022. Assuming JD Group Entities’ shareholding does not change since February 22, 2022, it represented 53.0% of the total issued and outstanding ordinary shares of the Company as of March 31, 2023. In April 2023, JD Group, through JD Sunflower Investment Limited, entered into a share subscription agreement with the Company. Pursuant to the terms of the share subscription agreement, the Company will issue an aggregate of 18,927,876 new ordinary shares to JD Group in consideration for the traffic support offered by JD Group under the business cooperation agreement entered into in April 2023. The closing of the transaction is expected to take place around the end of April or in May 2023. Immediately upon closing, JD Group will hold approximately 53.9% of the total issued and outstanding shares of the Company.

•	Walmart Entities are referred to Azure Holdings S.a.r.l. and Walmart Inc. Azure Holdings S.a.r.l., a company incorporated in Grand Duchy of Luxembourg. Azure Holdings S.a.r.l. is wholly owned by Walmart Inc. Walmart Inc. is a company incorporated in Delaware and listed on the New York Stock Exchange. Walmart Entities beneficially owned 94,981,280 ordinary shares in the Company as of June 9, 2020 based on the information contained in the Schedule 13G jointly filed by Walmart Inc. and Azure Holdings S.a.r.l. with the SEC on June 17, 2020. Assuming Walmart Entities’ shareholding does not change since June 9, 2020, it represented 9.3% of the total issued and outstanding ordinary shares of the Company as of March 31, 2023.

To the Company’s best knowledge, each of JD Group Entities and Walmart Entities is not owned or controlled by a governmental entity of China.

In addition, the Company is not aware of any governmental entity of China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Beck Zhaoming Chen
	Name:	Beck Zhaoming Chen
	Title:	Chief Financial Officer

Date: April 25, 2023